Exhibit 99.3

IMV Inc. Announces Pricing of Public Offering

Darthmouth, Nova Scotia; March 1, 2019 – IMV Inc. (“IMV” or the “Corporation”) (NASDAQ: IMV; TSX: IMV), a clinical-stage immuno-oncology corporation, announced today the pricing of its previously-announced underwritten public offering (the “Offering”) of 4,900,000 common shares at a price to the public of Cdn$5.45 per common share, for aggregate gross proceeds to the Corporation of approximately Cdn$26,705,000, before deducting the underwriting discounts and commissions and estimated Offering expenses. In addition, the Corporation has granted the underwriters of the Offering a 30-day option to purchase up to an additional 735,000 common shares on the same terms and conditions. All of the shares are being offered by the Corporation.

The Corporation intends to use the net proceeds of the Offering to accelerate the development of DPX-Survivac in combination with Keytruda as part of the basket trial select advanced or recurrent solid tumours in bladder, liver (hepatocellular carcinoma), ovarian or non-small-cell lung cancers, as well as tumours shown to be positive for the microsatellite instability high biomarker and for general corporate purposes.

Wells Fargo Securities and Raymond James are acting as joint book-running managers for the Offering. B. Riley FBR is acting as co-manager.

The Offering is expected to close on or about March 6, 2019, subject to the satisfaction of customary closing conditions, including the listing of the common shares to be issued under the Offering on the TSX and Nasdaq and any required approvals of each exchange.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2018 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Prospectus”) dated June 5, 2018. A preliminary prospectus supplement relating to the Offering has been filed with the securities commissions in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador in Canada, and with the SEC in the United States, and a final prospectus supplement relating to the Offering (the “Supplement”) will be filed with the securities commissions in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador in Canada, and with the SEC in the United States. The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus, once available, can be found for free on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained, once available, from Wells Fargo Securities, Attn: Equity Syndicate, 375 Park Avenue, New York, NY 10152, by telephone at (800) 326-5897, or by email at cmclientsupport@wellsfargo.com or from Raymond James, Attn: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716, or by telephone at (800) 248-8863, or e-mail at prospectus@raymondjames.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Corporation has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About IMV Inc.

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies in collaboration with Merck.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Offering, the anticipated use of proceeds from the Offering and the expected closing of the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to known and unknown risks and uncertainties affecting the Corporation, including satisfaction of closing conditions, access to capital, the successful design and completion of clinical trials, the receipt and timely receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

MEDIA
Andrea Cohen, Sam Brown Inc.
T: (917) 209-7163 E: AndreaCohen@sambrown.com

INVESTOR RELATIONS
Marc Jasmin, IMV Senior Director, Investor Relations
T: (902) 492-1819 E: info@imv-inc.com

Source: IMV Inc.